EXHIBIT 4.5

TRANSLATION FOR CONVENIENCE ONLY

BINDING VERSION IS THE ORIGINAL HEBREW

AMENDMENT AND UPDATES OF LEASE AGREEMENTS

Executed February 2, 2010

By and Between

1.	Zisapel Properties (1992) Ltd.

2.	Clil and Michael Properties (1992) Ltd.

(together and individually, hereinafter, the "Lessor")

And

Radcom Ltd. (hereinafter, the "Lessee")

Whereas
The Lessor leases to the Lessee premises at Raoul Wallenberg 24, Ramat Hahayal, Israel, of 1,715 (gross) square meters on the fourth floor of the building (hereinafter: the "Office Space"), 23 square meters (gross) of a protected space on the second floor of the building, 23 square meters (gross) of a protected space on the first floor of the building (these two together hereinafter the "Protected Floor Spaces") and the rights to use 57 parking spots (not fixed and unmarked) (hereinafter: the "Parking Spaces") (all of the stated above hereinafter: the "Property"), and this in accordance with and subject to the provisions of the lease agreement between the parties, dated March 1, 2001, including all updates and amendments to the lease agreement (together, hereinafter the "Lease Agreement"), and in accordance with the provisions and conditions set forth in the protected floor space agreement between the parties, dated April 30, 2007, including all updates and amendments signed relating such agreement (hereinafter the "Protected Floor Space Lease Agreement").

Whereas	It has be agreed to extend the term of the rental period of the Property and further updates in relation to the lease of the Property, all subject to the terms of this agreement as follows:

It has been declared, conditioned and agreed amongst the parties as follows:

1.	The recitals of the agreement is an inseparable part of the agreement. The Lease Agreement and the Protected Floor Space Lease Agreement shall be referred to hereinafter as the "Leases".

2.	It is hereby agreed to the extension of the lease period of the Property for an additional 36 month period, from January 1, 2010 until December 31, 2012 (hereinafter: the "Additional Period").

During the term of the Additional Period, all of the provisions and conditions of the Leases shall apply to the parties, with the obligatory changes, and subject to the provisions and conditions of this agreement.

3.	Rent During the Additional Period:

3.1	The monthly rent paid by the Lessee during the Additional Period shall be as follows:

3.1.1
In the first year of the Additional Period (January 1, 2010 – December 31, 2010) – an amount, paid in shekels, of $13 USD per square meter (gross) for The Office Space of the Property, an additional $8.5 USD per square meter (gross) for the Protected Floor Spaces of the Property and an additional $90 USD for each one of the Parking Spaces in the Property.

3.1.2
In the second year of the Additional Period (January 1, 2011 – December 31, 2011) – an amount, paid in shekels, of $13.40 USD per square meter (gross) for the Office Space of the Property, an additional $8.5 USD per square meter (gross) for the Protected Floor Spaces of the Property and an additional $90 USD for each one of the Parking Spaces in the Property.

3.1.3
In the third year of the Additional Period (January 1, 2012 – December 31, 2012) – an amount, paid in shekels, of $13.80 USD per square meter (gross) for the Office Space of the Property, an additional $8.5 USD per square meter (gross) for the Protected Floor Spaces of the Property and an additional $90 USD for each one of the Parking Spaces in the Property.

3.2	It is hereby agreed, that the minimum exchange rate between the U.S. dollar and the NIS shall be no less than 3.6 NIS to each $1 USD for the Additional Period.

3.3
It is herby clarified that in addition to the rent paid during the Additional Period, as detailed in this agreement, the Lessee shall pay for renting the Property during the Additional Period all additional payments, in due time as follows: management fees, property tax, electricity, and any additional payment that applies to the Lessee under the Leases and this agreement.

4.	Improvements to the Property:

4.1
It is herby agreed, that all of the improvements, if and when carried out in the Property by the Lessee, shall be the Lessee's full responsibility and he shall bare the expenses of such improvements, all subject to the provisions of the Leases. However, it herby agreed, subject to this section, the Lessor shall participate in financing some of the fixed improvements in the Property conducted by the Lessee in updating the kitchenette in the Property, the shower in the Property and the restrooms at the entrance to the Property, if the work shall be completed by June 30, 2010 (together, hereinafter: the "Improvements and Updating Work"), in the amount of up to 60,000 NIS only (hereinafter: "Lessor's Participation") and all subject to this section 4. For the avoidance of doubt, the amount of the Lessor's Participation shall not be linked to CPI.

4.2
The Lessor's Participation in the cost of the Improvements and Updating Work, as mentioned above, shall apply only to the Improvements and Updating Work conducted in accordance with the Leases and this agreement, shall remain in the Property. For the avoidance of doubt, the following shall be included in the expenses to be paid by Lessor as part of the Improvements and Updating Work, pursuant to this section 4 above: expenses relating to electricity work, payments to the architect, air conditioning advisors, electricity, health and fire inspection, safety consultant and constructors (hereinafter: the "Fixed Adjustments Work"). No additional payment shall be paid by the Lessor for additional advisors or expenses relating to portable equipment such as furniture, kitchen equipment, computer equipment, communications equipment etc.

4.3
For the avoidance of doubt, the Lessor's Participation may be lower than the actual costs of the Fixed Adjustments Work, or equal to it, and in the event that the cost of the Lessor's Participation would be higher than the Fixed Adjustments Work, the Lessee will not be entitled to any payment and/or refund between the difference of the actual cost of the Fixed Adjustments Work and the amount of the Lessor's Participation, as detailed above and/or financing and/or equipment in the amount of the difference mentioned above.

4.4
The Lessor shall pay to the Lessee the amount of the Lessor's Participation upon display of a final tax invoice for the cost of the Fixed Adjustments Work, within 60 days of receipt. It is clear and agreed that the payment of Israeli Value Added Tax ("VAT") of the Lessor's Participation in the costs of the Fixed Adjustments Work, will be paid on the proper date in accordance with applicable law to VAT, and not together with the payment of the Lessor's Participation in the cost of the Fixed Adjustments Work.

5.
There are no other changes to the other provisions of the Leases. The parties hereby agree that all of the abovementioned changes shall apply to both parties according to the matter and subject to every explicit provision in this agreement.

__________	_______________________	________________________________
Radcom Ltd.	Zisapel Properties (1992) Ltd.	Clil and Michael Properties (1992) Ltd.